UCP, INC.
99 ALMADEN BOULEVARD, SUITE 400
SAN JOSE, CALIFORNIA 95113
November 20, 2015
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attention:	Asia Timmons-Pierce, Staff Attorney Craig Slivka, Special Counsel
Re:	UCP, Inc. Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-204805)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), UCP, Inc. (the "Company") hereby requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-204805), together with all exhibits thereto (the "Registration Statement"), which was filed with the Securities and Exchange Commission (the "Commission") on June 8, 2015.
The Company requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the Company did not, during the 60 days prior to the filing of the Registration Statement, meet the eligibility requirement for use of Form S-3 specified in General Instruction I.B.1 of Form S-3.  The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.  As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.  The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter.
The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.
Please provide a copy of the order granting withdrawal of the Registration Statement to the Company's General Counsel, W. Allen Bennett, at UCP, Inc., 99 Almaden Boulevard, Suite 400, San Jose, California 95113, or by e-mail at abennett@unioncommunityllc.com, with a copy to the Company's counsel, Bart Sheehan, Sidley Austin LLP, 787 Seventh Avenue, New York, New York 10019, or by e-mail at bsheehan@sidley.com.
If you have any questions with respect to this matter, please do not hesitate to contact Mr. Sheehan at (212) 839-8652.
Very truly yours,

UCP, INC.

By:	/s/ Dustin L. Bogue
Dustin L. Bogue
President and Chief Executive Officer

cc:  Bart Sheehan